UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15d of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 13, 2001



(Exact name of registrant as specified in its charter)

Ohio	0-850	34-6542451
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

127 Public Square, Cleveland, Ohio	44114-1306
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (216) 689-6300

Item 7. Financial Statements and Exhibits

(c)   Exhibits

  99.1   The slide presentation to be used by the Registrant in future meetings with investors and analysts.

Item 9. Regulation FD Disclosure

As part of the Registrant's ongoing Investor Relations program, Henry Meyer, CEO of the company, will be meeting with investors and analysts.

Pursuant to Regulation FD, the presentation materials are being furnished with this filing and are attached as Exhibit 99.1 to this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

	KEYCORP
	(Registrant)

Date: February 13, 2001

/s/ Lee Irving

By: Lee Irving
Executive Vice President
and Chief Accounting Officer